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                                                                 EXHIBIT (A)(11)

[FORM OF EMAIL MESSAGE FROM PETER C. ANASTOS TO OPTION HOLDERS]

Dear Option Holders:

   On October 1, 2001, we sent you details of our stock option exchange program, including the Offer to Exchange and the related Letter to Eligible Option Holders. We have attached to this email the revised Offer to Exchange and the revised Letter to Eligible Option Holders. Generally, the terms of the Offer to Exchange have been revised as follows:

     1. The revised Offer to Exchange and revised Letter to Eligible Option Holders state that Avici Systems Inc. ("Avici") will grant the new options at the first meeting of the Compensation Committee of the Board of Directors held on or after the first business day which is at least six months and one day following the date on which Avici cancels the options accepted for exchange. This meeting of the Compensation Committee of the Board of Directors will occur no later than May 15, 2002, unless the offer is extended.

     2. The revised Offer to Exchange sets forth the events and conditions under which Avici will not be required to accept any options tendered for exchange, and the conditions which will allow Avici to terminate or amend the offer, or postpone its acceptance and cancellation of any options tendered for exchange prior to the expiration date of the offer.

     3. The revised Offer to Exchange explains that the determination as to whether any of the events and/or conditions have occurred is within the reasonable discretion of Avici and that such conditions may be waived, in whole or in part, within Avici's reasonable discretion at any time and from time to time prior to the expiration date of the offer whether or not Avici waives any other condition to the offer.

     4. The revised Offer to Exchange states that if any waiver by Avici of any of the events or conditions constitutes a material change to the offer, then pursuant to Rule 14d-4(d)(2)(i) under the Securities Exchange Act of 1934, such offer shall remain open for five business days from the date that the material change to the offer to exchange materials are disseminated to the option holders.

   As this email is merely a summary of the revisions to the Offer to Exchange and Letter to Eligible Option Holders, you should carefully read the attached Offer to Exchange and the related Letter to Eligible Option Holders for a complete discussion of the terms and conditions of the offer. If you have already tendered your options pursuant to the terms of the offer to exchange, you do not need to resubmit your letter of transmittal at this time.

   If you have any questions, please contact Diane Brown by email at dbrown@avici.com, by telephone at (978) 964-2074 or by facsimile at (978) 964-2650.

                                          Thank you,

                                          Peter C. Anastos
                                          Vice President and General Counsel